CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     1 OF 7

For the employees, which for the purposes of this Code of Business Conduct and Ethics includes principal executive officers, financial officers, controller, directors, contractors and consultants of Harvest Operations Corp:

INTRODUCTION

We require the highest standards of professional and ethical conduct from our employees. Our reputation for honesty and integrity among our unitholders and other stakeholders is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the Trust s specific policy statements. Reference in this Code of Ethics to the Trust means Harvest Operations Corp., Harvest Energy Trust and any other subsidiaries or affiliates.

Your cooperation and commitment is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

CONFLICTS OF INTEREST

A conflict of interest occurs when an individual s private interest interferes, or could be reasonable expected to interfere, in any way with the interests of the Trust. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Trust, for example, an employee participating in the hiring, assessment of performance, career progression or compensation of a relative. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Trust and any other organization in which you or any member of your family have a material interest. Loans by the Trust to officers and directors are prohibited.

Activities that could reasonably be expected to give rise to conflicts of interest are prohibited unless specifically approved in advance by the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management or to the Trust s legal counsel.

CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from taking for themselves personal opportunities that arise through the use of the Trust s property, information or position and from using the Trust s property, information or position for personal gain. In addition, corporate property, and/or information should not be used to provide benefit for individuals or groups outside of the Trust. Employees, officers and directors are also prohibited from competing with the Trust.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     2 OF 7

INVENTIONS, PATENTS AND COPYRIGHTS

Inventions, designs, technological enhancements and discoveries related to or developed during the term of employment that are related to or within an individual s occupational duties and responsibilities are the entire and exclusive property of the Trust. Employees are required to disclose the invention, design, technological enhancement or discovery to the Trust. The Trust will determine whether it is patentable or should be otherwise protected by copyright or trademark registration. The Trust may require the employee to do what is necessary to assist in the patent, copyright or trademark application.

FULL DISCLOSURE

All employees have a responsibility to appropriately disclose information throughout the Trust if the information could reasonably be expected to have an impact in ensuring the accuracy of the Trust s records and reporting. Disclosure of this information should be made on a timely basis and should be communicated to the employee s supervisor, or, if the information is confidential in nature, through the Trust s whistleblower hotline.

Detailed information on the Trust s policies regarding disclosure can be found in the Corporate Disclosure Policy, posted on the Trust s intranet site.

CONFIDENTIALITY

Employees must maintain the confidentiality of information entrusted to them by the Trust or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave the Trust.

Confidential information includes all positive and negative non-public information that may be of use to competitors, or harmful to the Trust or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

PRIVACY POLICY

The Trust has a privacy policy designed to ensure that personal information is protected. This policy is accessible to all Harvest s employees via its intranet site, and to all outside interest on the Trust s internet site.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     3 OF 7

PROTECTION AND PROPER USE OF TRUST ASSETS

All employees should endeavor to protect the Trust s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Trust s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation to supervisors, management or anonymously using Harvest s whistleblower hotline.

Trust assets, such as funds, products, computers or information may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Trust assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include, but are not limited to, intellectual property, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Trust. See Confidentiality.

INSIDER TRADING

Insider trading is unethical and illegal. Employees are not allowed to trade in securities of a company while in possession of material non-public information regarding the Trust. It is also illegal to tip or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further.

Insiders may trade in the Trust's securities only during the period beginning after the close of business one day following widespread public release of quarterly or year-end operating results and ending at the close of trading on the tenth day preceding a Board or Audit Committee meeting to approve any financial statements reflecting such operating results. In addition, other blackout periods may be imposed at various times throughout the year and notification will be made through the Trust s e-mail system. No insider or employee possessing material non-public information concerning the Trust may trade in the Trust's securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the close of trading on the next full trading day following the widespread public dissemation of the information.

FAIR DEALING

Each employee should endeavor to deal fairly with the Trust s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     4 OF 7

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success and employees must avoid even the appearance of impropriety. When in doubt, check with a senior officer of the Trust. All employees must respect and obey the laws of the cities, provinces, states and countries in which we currently operate in which the Trust has an obligation to report in the future. Employees who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Trust.

COMPLIANCE WITH ENVIRONMENTAL LAWS

The Trust is sensitive to the environmental, health and safety impact of its operations. Accordingly, the Trust s goal is strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the senior management or the Trust s legal counsel.

SAFETY AND HEALTH

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Trust is committed to keeping its workplaces free from hazards. Employees must report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. If at any time an employee feels that there is a safety risk, the employee has the right to stop work and report the safety risk. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

DISCRIMINATION AND HARASSMENT

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker s conduct makes them uncomfortable, and to report harassment when it occurs.

ACCURACY OF TRUST RECORDS AND REPORTING

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Trust s accounting records are relied upon to produce reports for the Trust s management, unitholders, creditors, governmental agencies and other stakeholders. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     5 OF 7

All employees have a responsibility to ensure that the Trust s accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, department or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications may become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or inter-office memos. For additional guidance please refer to Harvest s Disclosure Policy.

ASSISTANCE TO AUDITORS

Management and employees are expected to provide information reasonably requested by auditors of the Trust in order to assist them in completing their audit. When providing information you should be mindful of not influencing the auditor in either fact or appearance, and should instead focus on providing correct factual information. Improper conduct towards auditors such as coercion, manipulation, offering bribes or issuing threats is a violation of this Code.

INTERNAL CONTROLS

All members of the organization are required to comply with Harvest s system of internal controls. Known instances of internal control violations must be reported to the Controller immediately.

USE OF E-MAIL AND INTERNET SERVICES

E-mail systems and internet services are provided to help us do our work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. See Discrimination and Harassment . Also remember that flooding our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered Trust property and you should not have any expectation of privacy. Unless prohibited by law, the Trust reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

Violation of these policies may result in disciplinary actions up to and including discharge from the Trust. For further detailed information on Harvest s e-mail and internet policy, please refer to our intranet website or contact our Human Resources department.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on company time or involve the use of any Trust resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     6 OF 7

RELATED PARTY TRANSACTIONS

All senior management and employers with sales or expenditure authority are required to disclose all transactions entered into with parties considered to be related to the Trust. All employees are required to disclose these transactions on the attached affidavit, which will be presented to the Audit Committee.

GIFTS AND ENTERTAINMENT

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when such courtesies compromise or could reasonably be expected to compromise our ability to make objective and fair business decisions. The same rules apply to employees offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons.

The value of gifts should be nominal, both with respect to frequency and amount. Gifts received by employees below the senior management level in excess of $100 in value must be reported in writing to senior management for approval upon receipt. Gifts received by senior management should not exceed $200 in value, and gifts exceeding that value should be reported in writing to the Audit Committee upon receipt. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to advance business goals. If, for example, tickets to a sporting or cultural event are offered, then the person offering the tickets should plan to attend the event as well. Use good judgment. Everyone else does it is not sufficient justification. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, ask yourself these guiding questions:

  Is it legal?

  Is it clearly business related?

  Is it moderate, reasonable, and in good taste?

  Would public disclosure embarrass the Trust?

  Is there any pressure to reciprocate or grant special favors?

Strict rules apply when we do business with governmental agencies and officials, whether in Canada or in other countries, as discussed in more detail below. Because of the sensitive nature of these relationships, talk with your supervisor and own legal counsel before offering or making any gifts or hospitality to governmental employees.

CORPORATE PROCEDURE

CODE OF BUSINESS CONDUCT AND ETHICS

CATEGORY:         EMPLOYMENT GENERAL
NO.                          100
ISSUED:                  February 6, 2006
PAGE:                     7 OF 7

REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. If you are uncomfortable reporting a violation directly to supervisors, management or other appropriate personnel we recommend that you report the violation using Harvest s anonymous whistleblower hotline. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. However, please be aware that when reporting violations anonymously, provision of insufficient information will limit our ability to adequately investigate the reported violation, and it is unacceptable to file a report knowing it to be false.

WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code will investigated by the Trust. However, only waivers filed by Officers and Directors will be publicly disclosed for as required by law or stock exchange regulation.

COMPLIANCE PROCEDURES

This Code cannot, and is not intended to address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances, we encourage you to use your common sense, and to contact your supervisor, manager or the manager of Human Resources for guidance.

An illustrative example of compliance procedure is posted on the Harvest intranet.

If you do not feel comfortable discussing the matter with your supervisor, manager or human resources, please contact any of the Executive, a Board member, or Harvest s whistleblower hotline. If you feel that your discussion with any of the above individuals would impact on your reputation or working relationships, you may submit your concerns anonymously.

HARVEST ENERGY TRUST

COMPLIANCE AFFIRMATION

I. Affirmation of Compliance

The undersigned certifies that he or she has received and read the Code of Business Conduct and Ethics, understands its contents, and agrees to abide by the policies summarized therein.

II. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each material dealing or transaction to which he or she has been party directly, or indirectly, on behalf of the Trust:

1. was characterized by honesty and integrity;

2. complies with applicable laws and regulations;

3. did not involve any unethical dealings, unrecorded fees, special favors, benefits or contributions to any private party, government or government agency;

4. did not involve any unlawful arrangements with competitors; and

5. was recorded and properly described on the Company s accounting records.

6. were at arm s length

If there are any exceptions, please describe them below or in the attached appendices:

III. Conflict of Interest Questionnaire

Please answer Yes or no to the following questions. If the answer to any question is Yes , full details must be provided on the reverse side of this page or in the attached appendices:

(a) Have you or, to your knowledge, has any member of your immediate family (ie: spouse, children / dependents, parents, siblings), at any time during the period since January 1, 2004:

1. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to Harvest Energy Trust or any subsidiary or division thereof (hereinafter collectively called the Company), other than in the normal capacity of officer or employee of the Company:

Yes_____ No______

2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (1) above with the Company;

Yes_____ No______

3. been interested monetarily, directly or indirectly, in any organization doing business with the Company (unless as a holder of less than one per cent of the voting securities issued by a corporation whose securities are publicly traded); or

Yes_____ No______

4. been a recipient, directly or indirectly, of any payments or material significant gifts of any kind from or on behalf of any organization doing business with the Company (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded) which would contravene the Company s Code of Business Conduct and Ethics?

Yes_____ No_____

(b) Is any transaction contemplated, involving you or any member of your immediate family, which if consummated, would be described in answer to any of the preceding items?

Yes_____ No_____

(c) Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Company?

Yes_____ No_____

IV. Knowledge of Code of Ethics Violations:

Please answer Yes or No to the following questions. If the answer to any question is No , full details must be provided on the reverse side:

1. I am not aware of any violations of the code of ethics that have not been properly reported to the Company:

Yes_____ No_____

Signed:

Name
Title

Date

Appendix to Harvest Holdings Inc. Code of Business Conduct and Ethics

RELATED PARTY TRANSACTIONS

I, _____________________ hereby declare that I do not have any interest or have entered into any transactions that are considered to be related to the Trust, except as noted below:

Organization	relationship/transaction

Organization	relationship/transaction

Organization	relationship/transaction

Organization	relationship/transaction

Organization	relationship/transaction

Organization	relationship/transaction

Signature	Date

Appendix to Harvest Holdings Inc. Code of Business Conduct and Ethics

CONFLICTS OF INTEREST

I, _____________________ hereby declare that neither I personally nor any of my immediate family members have any interest which in any way may interfere or could reasonably be expected to interfere with the interest of the Trust, except as noted below:

Signature	Date